# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc., CIK 0001220754
CUSIP: 743815102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6900 Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001193125-12-322838
Filed by CIK 0001409751
Persons authorized to receive notices and communications: Christopher Shackelton, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100; Adam Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100; Debevoise & Plimpton LLP, Attention: William D. Regner, Esq., 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,485,175; sole dispositive power 0; shared dispositive power 4,485,175; aggregate amount beneficially owned 4,485,175 (31.4% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,576,621; sole dispositive power 0; shared dispositive power 3,576,621; aggregate amount beneficially owned 3,576,621 (25% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,463,284; sole dispositive power 0; shared dispositive power 3,463,284; aggregate amount beneficially owned 3,463,284 (24.2% of the class)
- Coliseum Capital Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 113,337; sole dispositive power 0; shared dispositive power 113,337; aggregate amount beneficially owned 113,337 (0.8% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,485,175; sole dispositive power 0; shared dispositive power 4,485,175; aggregate amount beneficially owned 4,485,175 (31.4% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,485,175; sole dispositive power 0; shared dispositive power 4,485,175; aggregate amount beneficially owned 4,485,175 (31.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ModivCare Inc.
Address of issuer's principal executive offices: 6900 Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Comment:
Explanatory Note: This Amendment No. 25 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to the common stock, par value $0.001 per share ("Common Stock") of ModivCare Inc. (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017, Amendment No. 10 to the Initial 13D filed on May 10, 2018, Amendment No. 11 to the Initial 13D filed on June 1, 2018, Amendment No. 12 to the Initial 13D filed on June 7, 2018, Amendment No. 13 to the Initial 13D filed on November 14, 2019, Amendment No. 14 to the Initial 13D filed on June 12, 2020, and Amendment No. 15 to the Initial 13D filed on November 12, 2020, Amendment No. 16 to the Initial 13D filed on September 9, 2021, Amendment No. 17 to the Initial 13D filed on May 10, 2023, Amendment No. 18 to the Initial 13D filed on August 10, 2023, Amendment No. 19 to the Initial 13D filed on August 11, 2023, Amendment No. 20 to the Initial 13D filed on September 11, 2023, Amendment No. 21 to the Initial 13D filed on September 13, 2023, Amendment No. 22 to the Initial 13D filed on September 18, 2023, Amendment No. 23 to the Initial 13D filed on December 13, 2024, and Amendment No. 24 to the Initial 13D filed on January 10, 2025 amends and supplements certain of the items set forth therein.
As used in this Amendment, the term "Reporting Persons" collectively refers to:
Coliseum Capital Management, LLC, a Delaware limited liability company ("CCM");
Coliseum Capital, LLC, a Delaware limited liability company ("CC");
Coliseum Capital Partners, L.P., a Delaware limited partnership ("CCP");
Coliseum Capital Partners II, L.P., a Delaware limited partnership ("CCP2");
Adam Gray ("Gray"); and
Christopher Shackelton ("Shackelton").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

Since the filing of Amendment No. 24 to the Initial 13D, the source and amount of funds used in purchasing the shares of Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the "Separate Account") were as follows: (1) CCP - working capital in the amount of $8,199,020.13; and (2) Separate Account - working capital in the amount of $1,801,245.84. In each case, the amounts exclude brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons and their respective voting powers and disposition powers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 14,283,664 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in subsection (a) of this Item 5 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons and the Separate Account effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the last amendment to the Initial 13D, whichever is less: (1) on January 10, 2025, CCP executed open market purchases of 469,969 shares and the Separate Account executed open market purchases of 103,468 shares, each at a weighted average price of $6.81 per share, with transaction prices ranging between $6.54 and $7.53; (2) on January 10, 2025, CCP executed open market purchases of 98,542 shares and the Separate Account executed open market purchases of 21,695 shares, each at a weighted average price of $7.91 per share, with transaction prices ranging between $7.53 and $8.52; (3) on January 10, 2025, CCP executed open market purchases of 21,576 shares and the Separate Account executed open market purchases of 4,750 shares, each at a weighted average price of $8.79 per share, with transaction prices ranging between $8.59 and $9.00; (4) on January 13, 2025, CCP executed open market purchases of 370,986 shares and the Separate Account executed open market purchases of 81,392 shares, each at a weighted average price of $6.56 per share, with transaction prices ranging between $6.34 and $6.75; and (5) on January 14, 2025, CCP executed open market purchases of 270,770 shares and the Separate Account executed open market purchases of 59,276 shares, each at a weighted average price of $5.88 per share, with transaction prices ranging between $5.55 and $6.35. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within each range of prices set forth in this Item 5.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (01/14/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (01/14/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (01/14/2025)
- Coliseum Capital Partners II, L.P.: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (01/14/2025)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (01/14/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Attorney-in-fact (01/14/2025)